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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Vastera, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92239N    10  9

(CUSIP Number)

Peter J. Sherry, Jr.
Associate General Counsel and Secretary
Ford Motor Company
One American Road, 1100 WHQ
Dearborn, MI 48126
(313) 323-2130

With copies to:

Edwin J. Lukas
Howard & Howard Attorneys, P.C.
39400 Woodward Avenue, Suite 101
Bloomfield Hills, Michigan 48304-5151
(248) 723-0390

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 92239N 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ford Motor Company 38-0549190

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power -0-
Number of

Shares	8.	Shared Voting Power 8,000,000

Beneficially

Owned by Each	9.	Sole Dispositive Power 8,000,000

Reporting

Person	10.	Shared Dispositive Power -0-

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vastera, Inc., a Delaware corporation (“Vastera”). Vastera’s principal executive offices are located at 45025 Aviation Drive, Suite 300, Dulles, Virginia 20166.

Item 2. Identity and Background

     This Statement is being filed by Ford Motor Company, a Delaware corporation (“Ford”). Ford’s principal executive offices are located at One American Road, Dearborn, Michigan 48126. Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Ford are set forth on Schedule I.

     Neither Ford nor, to the knowledge of Ford, any of its directors or executive officers has been convicted during the last five years in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Ford nor, to the knowledge of Ford, any of its directors or executive officers has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

     Ford acquired its shares of the Common Stock before Vastera’s initial public offering in September 2000. With respect to such ownership, Ford has previously filed a Schedule 13G pursuant to Rule 13d-1(d).

     The Voting Agreement described in Item 4 of this Statement (the terms of which are hereby incorporated by reference) was entered into by Ford and JPMorgan Chase Bank, National Association, a national banking association (“JPMorgan Chase Bank”), as an inducement for JPMorgan Chase Bank to enter into the Agreement and Plan of Merger described in Item 4 of this Statement. Ford did not receive additional consideration from JPMorgan Chase Bank in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

     This Statement has been made because Ford has entered into a Voting Agreement with JPMorgan Chase Bank as an inducement for JPMorgan Chase Bank to enter into the Agreement and Plan of Merger (as described below). Thus, Ford may be deemed to hold its shares of the Common Stock with a purpose or effect of changing or influencing control of Vastera. Ford, however, does not concede that it holds its shares of the Common Stock with such a purpose or effect.

     Pursuant to an Agreement and Plan of Merger dated January 6, 2005, between and among Vastera, JPMorgan Chase Bank, and JPM Merger Sub Inc., a Delaware corporation (the “Merger Agreement”), upon the terms and subject to the conditions set forth in the Merger Agreement (including adoption and approval of the transactions contemplated thereby by the stockholders of Vastera and the receipt of applicable regulatory approvals), JPM Merger Sub Inc. will be merged with and into Vastera, the separate corporate existence of JPM Merger Sub Inc. will cease, and Vastera will continue as the surviving corporation (the “Merger”).

     In connection with the Merger Agreement, and in order to induce JPMorgan Chase Bank to enter into the Merger Agreement, JPMorgan Chase Bank and certain stockholders of Vastera (the “Stockholders”), including Ford, entered into Voting Agreements dated as of January 6, 2005 (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the Stockholders, including Ford, agreed that at any meeting of Vastera’s stockholders called to vote upon the Merger and the Merger Agreement, or in any other circumstances upon which approval of the Merger and the Merger Agreement is sought from Vastera’s stockholders, the Stockholders will vote their shares of the Common Stock in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The Stockholders agreed not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or violative of the Voting Agreements. The Stockholders also irrevocably appointed two individuals as such Stockholder’s proxy and attorney-in-fact solely to vote their shares of the Common Stock or act by written consent before termination of the Merger Agreement. The Stockholders further agreed not to, directly or indirectly, transfer, encumber, or otherwise dispose of any or all of their shares of Common Stock, or enter into any other voting arrangement, with respect to their shares of the Common Stock, in any manner that is inconsistent with the Voting Agreements.

     A copy of the Voting Agreement by and between Ford and JPMorgan Chase Bank is attached to this Statement as Exhibit 2.1, and the description of the Voting Agreement contained in this Statement is qualified in its entirety by reference to Exhibit 2.1 which is incorporated by reference.

Item 5. Interest in Securities of the Issuer

      As a result of the Voting Agreement, Ford has shared power to vote an aggregate of 8,000,0001 shares of the Common Stock and has agreed with JPMorgan Chase Bank that Ford will vote its shares of the Common Stock as described in Item 4 above. The Voting Agreement also provides that Ford will not transfer its shares of the Common Stock as described in Item 4 above. The aggregate number of shares of Common Stock which Ford has the shared power to be voted as described in Item 4 above constitutes approximately 18.9% of the issued and outstanding shares of Vastera Common Stock as of January 3, 2005 which, according to representations made by Vastera in the Merger Agreement, was 42,248,756 shares.

     Except as set forth on this Statement, neither Ford nor, to the knowledge of Ford, any of its directors or executive officers, beneficially owns any other shares of the Common Stock.

      Ford has not affected any transaction in the Common Stock during the past 60 days, except as disclosed in this Statement.

[1]	Consists of 8,000,000 shares of the Common Stock held by Ford Motor Company

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Other than the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of Vastera, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

EXHIBIT
NO.	DESCRIPTION

2.1	Voting Agreement dated as of January 6, 2005 by and between Ford Motor Company and JPMorgan Chase Bank, National Association

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2005

FORD MOTOR COMPANY
By:	/s/ Peter J. Sherry, Jr.
Peter J. Sherry, Jr.
Associate General Counsel and Secretary

SCHEDULE I
Directors and Executive Officers of
The Reporting Person

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person is set forth below. The business address of each executive officer and director is Ford Motor Company, One American Road, Dearborn, Michigan 48126.

FORD MOTOR COMPANY

Directors	Title/Occupation

William Clay Ford, Jr.	Chairman of the Board and Chief Executive Officer, Ford Motor Company

John R. H. Bond	Group Chairman, HSBC Holdings plc

Stephen G. Butler	Chairman and Chief Executive Officer, KPMG, LLP (Retired)

Kimberly A. Casiano	President and Chief Operating Officer, Casiano Communications, Inc.

Edsel B. Ford II	Vice President, Ford Motor Company (Retired); President and Chief Operating Officer, Ford Motor Credit Company (Retired)

William Clay Ford	Chairman of Finance Committee, Ford Motor Company (Retired); Owner and Chairman, The Detroit Lions, Inc.

Irvine O. Hockaday, Jr.	President and Chief Executive Officer, Hallmark Cards, Inc. (Retired)

Marie-Josée Kravis	Senior Fellow, Hudson Institute, Inc.

Richard A. Manoogian	Chairman and Chief Executive Officer, Masco Corporation

Ellen R. Marram	Managing Director, North Castle Partners, LLC

Homer A. Neal	Director, University of Michigan ATLAS Project; Samuel A. Goudsmit Distinguished Professor of Physics and Interim President Emeritus, University of Michigan

Jorma Ollila	Chairman, Chief Executive Officer, and Chairman of the Group Executive Board, Nokia Corporation

Carl E. Reichardt	Vice Chairman, Ford Motor Company (Retired)

Robert E. Rubin	Director, Chairman of the Executive Committee, and member of the Office of the Chairman, Citigroup, Inc.

Nicholas V. Scheele	President, Ford Motor Company

John L. Thornton	Professor and Director, Global Leadership Program, Tsinghua University (Beijing, China); President and Co-Chief Operating Officer, The Goldman Sachs Group, Inc. (Retired)

Executive Officers	Title

William Clay Ford, Jr.	Chairman of the Board and Chief Executive Officer

Nicholas V. Scheele	President

Allan D. Gilmour	Vice Chairman

James J. Padilla	Chief Operating Officer

Mark Fields	Executive Vice President, Ford of Europe and Premier Automotive Group

Donat R. Leclair	Executive Vice President, Chief Financial Officer

Mark A. Schulz	Executive Vice President, Asia Pacific and Africa

Greg C. Smith	Executive Vice President and President, the Americas

Michael E. Bannister	Group Vice President, Chairman & CEO, Ford Motor Credit Company

Lewis W. K. Booth	Group Vice President, Chairman & CEO, Ford of Europe

Earl J. Hesterberg	Group Vice President, North America Marketing Sales and Service, the Americas

Roman J. Krygier	Group Vice President, Global Manufacturing

Joe W. Laymon	Group Vice President, Corporate Human Resources and Labor Affairs

Philip R. Martens	Group Vice President, Product Creation

J C. Mays	Group Vice President and Chief Creative Officer

Ziad S. Ojakli	Group Vice President, Corporate Affairs

Richard Parry-Jones	Group Vice President, Chief Technical Officer

Anne Stevens	Group Vice President, Canada, Mexico and South America

Dennis E. Ross	Vice President and General Counsel

James C. Gouin	Vice President and Controller

     With the exception of the following, each director and executive officer listed above in Schedule I is a citizen of the United States:

Name	Citizenship

John R. H. Bond	Great Britain

Jorma Ollila	Finland

Marie-Joseé Kravis	Switzerland/Canada

Nicholas V. Scheele	Great Britain

Lewis W. K. Booth	Great Britain

Richard Parry-Jones	Great Britain

James C. Gouin	Canada